UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lexeo Therapeutics, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

52886X107

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☐ ☒	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52886X107
1.	Names of Reporting Persons Lundbeckfond Invest A/S
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 942,671 shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 942,671 shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 942,671 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	All of such shares are Common Stock and held of record by Lundbeckfond. Lene Skole (“Skole”) is the Chief Executive Officer of Lundbeckfond and may be deemed to have sole power to vote and dispose of these shares. The directors of Lundbeckfond have delegated voting and dispositive power with respect to the shares held by Lundbeckfond to Skole.

(2)	This calculation is based on 33,061,004 shares of Common Stock outstanding as of August 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 12, 2024 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 52886X107
1.	Names of Reporting Persons Lene Skole
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 942,671 shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 942,671 shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 942,671 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	All of such shares are Common Stock and held of record by Lundbeckfond. Skole is the Chief Executive Officer of Lundbeckfond and may be deemed to have sole power to vote and dispose of these shares. The directors of Lundbeckfond have delegated voting and dispositive power with respect to the shares held by Lundbeckfond to Skole.

(2)	This calculation is based on 33,061,004 shares of Common Stock outstanding as of August 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 12, 2024 with the SEC.

Item 1.
	(a)	Name of Issuer Lexeo Therapeutics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 345 Park Avenue South, Floor 6, New York, New York 10010

Item 2.
	(a)	Name of Person Filing Lundbeckfond Invest A/S (“Lundbeckfond”) Lene Skole (“Skole”)
	(b)	Address of Principal Business Office or, if none, Residence Scherfigsvej 7 DK-2100, København Ø, Denmark
	(c)	Citizenship Entities: Lundbeckfond - Danish corporation Individuals: Skole - Denmark
	(d)	Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)
	(e)	CUSIP Number 52886X107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of September 30, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Lundbeckfond (1)	942,671	942,671		942,671		942,671	2.9%
Skole (1)		942,671		942,671		942,671	2.9%

(1)	All of such shares are Common Stock and held of record by Lundbeckfond. Skole is the Chief Executive Officer of Lundbeckfond and may be deemed to have sole power to vote and dispose of these shares. The directors of Lundbeckfond have delegated voting and dispositive power with respect to the shares held by Lundbeckfond to Skole.
(2)	This calculation is based on 33,061,004 shares of Common Stock outstanding as of August 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 12, 2024 with the SEC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

LUNDBECKFOND INVEST A/S

By:	/s/ Christian Elling
	Name:	Christian Elling
	Title:	Managing Partner

/s/ Lene Skole
LENE SKOLE, CEO

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Lexeo Therapeutics, Inc. is filed on behalf of each of us.

LUNDBECKFOND INVEST A/S

By:	/s/ Christian Elling
	Name:	Christian Elling
	Title:	Managing Partner

/s/ Lene Skole
LENE SKOLE, CEO